UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8503

HAWAIIAN ELECTRIC INDUSTRIES RETIREMENT SAVINGS PLAN

Hawaiian Electric Industries, Inc.

1001 Bishop Street, Suite 2900, Honolulu, Hawaii 96813

REQUIRED INFORMATION

Financial Statements. The statements of net assets available for benefits at December 31, 2021 and 2020, and the statement of changes in net assets available for benefits for the year ended December 31, 2021, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2021, together with notes to financial statements, and Accuity LLP’s Report of Independent Registered Public Accounting Firms thereon, are filed as a part of this annual report, as listed in the accompanying index.

Exhibit. The written consent of Accuity LLP with respect to the incorporation by reference of the Plan's financial statements and supplemental schedule in registration statement No. 333-232360 and No. 333-02103 on Form S-8 of Hawaiian Electric Industries, Inc. is filed as a part of this annual report and attached hereto as Exhibit 23.1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAWAIIAN ELECTRIC INDUSTRIES
RETIREMENT SAVINGS PLAN

Date: June 29, 2022	By:	HAWAIIAN ELECTRIC INDUSTRIES, INC.
PENSION INVESTMENT COMMITTEE
Its Named Fiduciary

	By:	/s/ Gregory C. Hazelton
Gregory C. Hazelton
Its Chairman

	By:	/s/ Kurt K. Murao
Kurt K. Murao
Its Secretary

Hawaiian Electric Industries

Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2021 and 2020

Hawaiian Electric Industries

Retirement Savings Plan

Index

Page(s)

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2021 and 2020	3

Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2021	4

Notes to Financial Statements December 31, 2021 and 2020	5–14

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2021	15

Exhibit

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator
Hawaiian Electric Industries Retirement Savings Plan and
Audit & Risk Committee and Pension Investment Committee of
Hawaiian Electric Industries, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Hawaiian Electric Industries Retirement Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Accuity LLP

We have served as the Plan’s auditors since 2017.

Honolulu, Hawaii

June 29, 2022

Hawaiian Electric Industries

Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31	2021	2020
Assets
Plan interest in Master Trust investments, at fair value	$776,511,922	$697,975,976
Notes receivable from participants	8,196,986	7,994,490
Participant contributions receivable	49,299	39,696
Employer contributions receivable	11,390	7,939
Due from Fidelity	38,305	31,485
Total assets	784,807,902	706,049,586
Liabilities
Accounts payable	6,287	4,486
Net assets available for benefits	$784,801,615	$706,045,100

The accompanying notes are an integral part of these financial statements.

Hawaiian Electric Industries

Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31	2021
Additions
Plan interest in Master Trust investment income	$108,218,440
Interest from notes receivable from participants	477,094
Revenue credit	133,916
Contributions
Participants	28,266,412
Employer	3,253,215
Rollover	1,893,306
Total contributions	33,412,933
Total additions	142,242,383
Deductions
Distributions to participants	(63,420,049)
Administrative expenses and other	(65,819)
Total deductions	(63,485,868)
Net increase	78,756,515
Net assets available for benefits
Beginning of year	706,045,100
End of year	$784,801,615

The accompanying notes are an integral part of these financial statements.

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2021 and 2020

1.	Plan Description

The Hawaiian Electric Industries Retirement Savings Plan (the “Plan” or “HEIRS Plan”) was established by Hawaiian Electric Industries, Inc. (the “Company” or “HEI”) effective April 1, 1984. The Plan is a defined contribution 401(k) plan that provides certain tax-qualified retirement benefits to eligible employees. As of December 31, 2021, the participating employers in the Plan were HEI, Hawaiian Electric Company, Inc. (“Hawaiian Electric”), Maui Electric Company, Limited (“Maui Electric”), Hawaii Electric Light Company, Inc. (“Hawaii Electric Light”), and Pacific Current, LLC (“Pacific Current”) (collectively, the “Participating Employers”).

The following description of the Plan provides only general information. Participants should refer to the Plan document for its detailed provisions, which are also summarized in the most recent prospectus for the Plan and in the summary plan description:

a.	Plan Administration

HEI is the Administrator of the Plan. The board of directors of HEI has established the Hawaiian Electric Industries, Inc. Pension Investment Committee (the “PIC”) to oversee the administration of the Plan and the investment options offered under the Plan. The PIC has appointed an administrative committee (the “Administrative Committee”) to oversee the day-to-day administration of the Plan, which includes the discretionary authority to interpret the Plan’s provisions. The PIC has also appointed an investment committee (the “Investment Committee”) to oversee the day-to-day financial affairs of the Plan. The members of the Administrative Committee and the Investment Committee are employees of HEI and its subsidiaries, and these committees are chaired by a member of the PIC.

The Participating Employers and the Plan currently pay the Plan’s administrative fees. The Plan’s trustee and certain of the mutual funds offered under the Plan provide revenue credits to the Plan, which are used to pay for Plan administration, including recordkeeping. Participants are currently charged fees to initiate and maintain Plan loans and for certain distributions. Participants may also be charged fees for other activities that they, their spouses or other beneficiaries initiate, such as determinations with respect to domestic relations orders and the administration of qualified domestic relations orders.

b.	Eligibility

Subject to the Plan’s eligibility rules with respect to certain part-time employees, all non-union employees of the Participating Employers (other than leased employees or contract employees hired for specific tasks or assignments) are eligible to participate in the Plan upon performing one hour of service. Bargaining unit employees are eligible to participate in the Plan upon becoming “regular” employees under the terms of the applicable collective bargaining agreement (and subject to any future changes therein).

The Plan includes an automatic enrollment feature under which eligible employees are automatically enrolled in the Plan unless they make an affirmative election otherwise. Eligible employees are given a 60-day election period to opt-out of automatic enrollment or to make an affirmative salary reduction (401(k)) election. If an employee is automatically enrolled, the employee is deemed to have elected a pre-tax 3% salary reduction (401(k)) contribution. Automatic enrollment does not apply to part-time employees who are subject to the 1,000 hours of service requirement to be eligible for matching contributions.

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2021 and 2020

c.	401(k) Contributions

Employees participate in the Plan by making 401(k) contributions of up to 30% of compensation as defined below, subject to a federal tax limit of $19,500 in 2021.

Participants who are age 50 or older, or who attain age 50 during the year, may elect to make catch-up 401(k) contributions, subject to a federal tax limit of $6,500 in 2021.

For purposes of calculating contributions to the Plan, compensation is defined as Box 1, W-2 earnings, modified to (a) exclude discretionary bonuses, fringe benefits, employer nonelective contributions to a cafeteria plan, reimbursements, moving and other expense allowances and special executive compensation; and (b) include pre-tax elective contributions made by a Participating Employer to the Plan, a cafeteria plan or a transportation spending plan. Special executive compensation is noncash compensation and/or nonqualified deferred compensation, available only to a select group of management employees.

Federal tax law limits the amount of annual compensation that may be taken into account in determining contributions to the Plan. The maximum limit was $290,000 in 2021.

A participant may designate all or a portion of the participant’s 401(k) contributions as Roth after-tax contributions. To the extent a participant does not affirmatively designate a contribution as a Roth contribution, such contribution will constitute a pre-tax contribution.

d.	Rollover Contributions

A participant or an eligible employee (whether or not a participant) may make a direct rollover to the Plan of an eligible rollover distribution from another qualified defined benefit or defined contribution plan. The Plan may accept direct rollovers of after-tax amounts from qualified retirement plans. The Administrative Committee may consider traditional rollovers by eligible employees. To protect the tax-qualified status of the Plan, the Administrative Committee may ask the eligible employee to provide an opinion of counsel or other evidence to establish that the requirements for a traditional rollover have been satisfied.

e.	Matching Contributions

The Participating Employers match the 401(k) contributions of their respective eligible participants who were first employed (or deemed to be new employees under Section 1.2 of the Retirement Plan for Employees of Hawaiian Electric Industries, Inc. and Participating Subsidiaries) after April 30, 2011. The amount of the match is 50% of the first 6% of annual compensation deferred by the participant (i.e., maximum matching contribution of 3% of the participant’s annual compensation). Participants who were first employed by a Participating Employer prior to May 1, 2011, or after December 31, 2021, are not eligible for matching contributions.

f.	Non-Elective Contributions

Effective January 1, 2022, the Plan was amended to provide for non-elective contributions to participants hired on or after January 1, 2022, and to preserve matching contributions only for participants hired between May 1, 2011 and December 31, 2021. Under this amendment, participants who become new employees (or are deemed to be new employees under the terms of the Plan) on or after January 1, 2022, are eligible to receive non-elective contributions equal to 10% of annual participant compensation. Non-elective contributions are subject to a six-year graded vesting schedule.

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2021 and 2020

g.	Participant Accounts

Each participant has an individual account in the Plan, which may include one or more subaccounts. Participants are at all times 100% vested in their 401(k) and rollover contribution subaccounts. Matching contribution and non-elective contribution subaccounts are subject to a graded vesting schedule, as described further below. A participant’s Plan benefit equals the vested balance in the participant’s account at the time of distribution. Each participant’s account is credited with the participant’s elective (401(k)) contributions, matching, non-elective and rollover contributions, if applicable, and allocations of Plan earnings, gains or losses (whether realized or unrealized), and may be charged with an allocable share of any administrative expenses paid by the Plan or charged directly to the participant’s account. Administrative expenses, such as recordkeeping expenses, are partially paid through investment level fees borne by participants relative to certain designated investment options that generate revenue credits for the Plan. Individual expenses, such as fees associated with loans and distributions, are charged directly to a participant’s individual account. Participant accounts are valued at the end of each day that the New York Stock Exchange is open.

The Plan is intended to be an Employee Retirement Income Security Act (“ERISA”) Section 404(c) plan, under which the fiduciaries of the Plan are relieved of liability for any losses that are the direct and necessary result of a participant’s or beneficiary’s exercise of control over the investments in his or her individual account. Participants are responsible for directing the investment of all amounts in their accounts using investment options offered under the Plan and for the performance of such investments. As of December 31, 2021 and 2020, the Plan offered various mutual funds, target-date funds, a common collective trust fund (2021 only) and directed investments in HEI common stock. Participants may change their investment elections at any time. If a participant does not choose an investment option for any portion of the participant’s account, such amounts are automatically invested in the age-appropriate Fidelity Freedom Index Fund or such other investment as the PIC may direct, pending other direction by the participant.

The portion of the Plan that is invested in HEI common stock is designated as an employee stock ownership plan (“ESOP”). Amounts contributed to the Plan for investment in HEI common stock or transferred to investments in HEI common stock from other investment options become part of the ESOP component of the Plan.

Participants are not required to make any investment in HEI common stock, and there are two limitations on the amount a participant may invest in HEI common stock. First, a participant may not direct more than 20% of any contribution to HEI common stock. Second, participants and beneficiaries are prohibited from making transfers or exchanges from other investment options into HEI common stock if the transfer or exchange would cause the participant’s or beneficiary’s investment in HEI common stock to exceed 20% of the participant’s or beneficiary’s total account balance.

h.	Distributions

Distributions from participants’ accounts are generally made upon retirement, death, permanent disability or other termination of employment. Distributions may be made in a single lump sum, or a retired or terminated participant may elect to receive partial distributions (once per year) until the participant’s account has been distributed in full or the participant elects to receive a single-sum distribution of the remaining account balance. Retired participants may also receive required minimum distributions from the Plan.

Account balances of $5,000 or less are automatically distributed upon termination of employment. Any automatic distribution of more than $1,000 (but not more than $5,000) is made in the form of an automatic direct rollover to an Individual Retirement Account (“IRA”) designated by the Administrative Committee, unless the participant requests a cash distribution or a direct rollover to an IRA or tax-qualified retirement plan of the participant’s choosing.

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2021 and 2020

Distributions with respect to HEI common stock are made in HEI common stock, unless requested in cash.

The participant’s account will be reduced by any unpaid note balance at the time of distribution. However, unless rolled over, the balance of the unpaid note will be taxable to the participant.

i.	Death Benefits

Upon the death of a participant, the full value of the participant’s vested account balance (reduced by any outstanding loans) is payable as a death benefit to the participant’s designated beneficiary.

j.	Withdrawals While Employed

Prior to termination of employment, 401(k) and certain other contributions (and the associated investment earnings) may be withdrawn in the event of hardship.

Upon request, a participant may withdraw certain contributions (and the associated investment earnings), including certain tax-deductible (IRA) and voluntary after-tax contributions no longer permitted under the Plan and after-tax and Roth rollover contributions.

Participants who elect to invest in HEI common stock (the ESOP component of the Plan), may elect to receive cash distributions of periodic dividends attributable to such investments or may elect to have such dividends reinvested through the Plan. If the dividends are reinvested, they are fully vested.

A participant who is age 59½ or older may elect to receive an in-service distribution from his or her vested account balance once per year, except that in-service distributions are not permitted from a participant’s matching contribution or non-elective contribution subaccount.

k.	Notes Receivable from Participants

Participants may borrow from their accounts. All loans must be on commercially reasonable terms and be evidenced by a note. The minimum note amount is $1,000, and the maximum amount of all notes under the Plan is limited to the lesser of $50,000, reduced by the highest outstanding note balance during the prior 12 months minus the outstanding note balance from the Plan on the date the note is made, or 50% of the participant’s vested account balance. The term of a note generally may not exceed 5 years, except that a note used to purchase a principal residence may have a term of up to 15 years. The interest rate on a note is set at the time a participant applies for the note. The interest rate for 2021 and 2020 was 2 percentage points above the Federal Reserve prime rate of interest as of the last working day of the month preceding the month the note was made. All outstanding notes are collateralized by 50% of the participant’s vested account balance, determined when a note is approved. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the default will be a deemed distribution. However, the participant’s account will not be reduced until a distributable event occurs under the terms of the Plan. Notes outstanding at December 31, 2021, bear interest at various rates ranging from 4.25% to 9.25%. Principal and interest payments are made ratably through payroll deductions. Participants are allowed up to two notes outstanding at any one time from the Plan.

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2021 and 2020

l.	Vesting

Internal Revenue Code section 401(k) contributions (elective deferral contributions), including catch-up contributions, are fully vested when made. Matching contributions for participants first employed after April 30, 2011 through December 31, 2021, and non-elective contributions for participants first employed after December 31, 2021, are subject to a six-year graded vesting schedule as set forth below. Notwithstanding the vesting schedule, matching contributions and non-elective contributions become fully vested upon attainment of age 65, provided the participant is still employed as of such date by a Participating Employer or another subsidiary of HEI that is not a Participating Employer.

Vested
Years of Vesting Service	Percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

m.	Forfeitures

Plan forfeitures are used to pay Plan administrative expenses and to reduce Participating Employers’ matching contributions. Forfeitures of terminated nonvested account balances used for the year ended December 31, 2021, totaled approximately $27,000. The ending balances in the forfeiture accounts at December 31, 2021 and 2020 were approximately $74,000 and $12,000, respectively.

n.	Collective Bargaining Agreement

At December 31, 2021 and 2020, approximately 47% and 48%, respectively, of the electric utilities’ employees were members of the International Brotherhood of Electrical Workers, AFL-CIO, Local 1260, which is the only union representing employees of the electric utilities.

2.	Summary of Significant Accounting Policies

a.	Basis of Accounting

The Plan prepares its financial statements under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

b.	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2021 and 2020

c.	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The PIC is responsible for the Plan’s valuation principles and utilizes information provided by the Plan’s investment advisors and trustee. See Note 3 for a discussion of fair value measurements. Net appreciation or depreciation in the fair value of investments includes realized and unrealized changes in the values of investments bought, sold and held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

d.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is treated as a deemed distribution. However, the participant’s account will not be reduced until a distributable event occurs under the terms of the Plan.

e.	Payment of Benefits

The Plan records benefits when they are paid. There were no participant elections to withdraw funds that remained unexecuted at December 31, 2021 and 2020.

f.	Expenses

Certain expenses of maintaining the Plan, such as recordkeeping, consulting, legal and audit fees, may be paid directly by the Participating Employers. If so, they are excluded from these financial statements. Fees related to the administration of notes receivable from participants and distributions are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in the current year’s net change in fair value of investments.

g.	Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

At both December 31, 2021 and 2020, approximately 9% of the Plan’s net assets available for benefits consisted of HEI common stock.

h.	Subsequent Events

The Plan Administrator has evaluated subsequent events through June 29, 2022, the date the financial statements were issued.

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2021 and 2020

3.	Fair Value Measurements

a.	Fair Value of Financial Instruments

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds

Valued using a market approach based on the daily closing price as reported on the active market in which the fund is traded. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

HEI Common Stock

Valued using a market approach based on the daily closing price as reported on the active market in which the stock is traded. The HEI common stock held by the Plan is deemed to be actively traded.

Common Collective Trust (“CCT”) Fund

Valued using NAV as a practical expedient to estimate fair value as reported by the CCT fund manager. The Plan’s investment in the T. Rowe Price Stable Value Common Trust Fund K is a CCT comprised primarily of fully benefit-responsive synthetic investment contracts (SIC). SICs consists of units of a collective investment trust and/or a portfolio of underlying assets owned by the trust and a wrap contract issued by a financially responsible third party. Units in a CCT fund are not publicly traded, but rather are redeemable only by the issuer, and does not have a readily determinable fair value. The CCT allows for daily redemption of participant-initiated withdrawals. The Plan is required to provide 12 months advance written notice to the trustee prior to redemption of trust units; however, the notice period may be shortened or waived at the trustee’s discretion. The value of the Plan’s investment in CCT funds represents the value of the Plan’s interest in the overall value of the CCT fund. The NAV is based on the fair value of the underlying investments held by the fund less liabilities and an adjustment from fair value to contract value for fully benefit-responsive investment contracts.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values, which may be materially affected by market conditions and other circumstances. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

b.	Fair Value Hierarchy

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The following are the three levels of the fair value hierarchy under this standard:

Level 1   Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2021 and 2020

Level 2   Inputs are quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3  Inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level of input that is significant to the fair value measurement in its entirety.

4.	Interest in Master Trust

All the invested assets of the HEIRS Plan are held together with all the invested assets of the ASB 401(k) Plan in a master trust (the “Master Trust”) pursuant to a Master Trust Agreement among HEI and American Savings Bank, F.S.B. and Fidelity Management Trust Company (“FMTC”) (the “Trustee”). Each participating plan has a divided interest in the mutual funds, the CCT fund and HEI common stock in the Master Trust.

The value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions, transfers and allocated investment income or loss, less actual distributions and allocated administrative expenses. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

The net assets of the Master Trust and the Plan’s interest in the Master Trust net assets were as follows:

	2021
December 31	Master Trust	Plan Interest in the Master Trust
Mutual funds	$843,692,432	$662,418,374
HEI common stock	87,103,965	71,917,020
CCT fund	55,313,481	42,176,528
Net assets of the Master Trust	$986,109,878	$776,511,922

	2020
December 31	Master Trust	Plan Interest in the Master Trust
Mutual funds	$802,027,880	$633,616,961
HEI common stock	76,960,305	64,359,015
Net assets of the Master Trust	$878,988,185	$697,975,976

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2021 and 2020

The investment income of the Master Trust was as follows:

Year ended December 31	2021
Net appreciation in fair value of investments, in the Master Trust	$88,154,324
Dividends and interest	48,102,982
Total investment income	$136,257,306

The Master Trust’s investments at fair value by level within the fair value hierarchy in each investment type were as follows:

December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Investments
Mutual funds	$843,692,432	$-	$843,692,432
HEI common stock	87,103,965	-	87,103,965
Total assets in fair value hierarchy	930,796,397	-	930,796,397
CCT fund at NAV	-	-	55,313,481
Total investments at fair value	$930,796,397	$-	$986,109,878

December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Investments
Mutual funds	$802,027,880	$-	$802,027,880
HEI common stock	76,960,305	-	76,960,305
Total assets in fair value hierarchy	$878,988,185	$-	$878,988,185

There were no Level 3 investments held by the Master Trust as of December 31, 2021 or 2020.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan, and each Participating Employer has the right to discontinue its contributions or terminate its participation. In the event of Plan termination, affected participants become 100% vested in their accounts to the extent then funded.

6.	Federal Income Taxes

The Plan and Master Trust are qualified under the Internal Revenue Code (“Code”) and are exempt from federal income taxes under Sections 401(a) and 501(a) of the Code. On January 16, 2015, the Internal Revenue Service (“IRS”) issued the latest favorable determination letter covering the Plan. This latest determination letter does not cover amendments made to the Plan since January 1, 2013. Because of changes in the IRS’s determination letter program, the Company will not be able to apply for periodic determination letters in the future. The Company and its outside ERISA/tax counsel believe that the amendments made since January 1, 2013, meet applicable federal tax law requirements.

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2021 and 2020

The Company is not aware of any Code or ERISA violations that would jeopardize the Plan’s tax exempt status and that could not be corrected under the IRS’s Employee Plans Compliance Resolutions System. As of December 31, 2021 and 2020, the Company has concluded that there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is periodically audited by the IRS and the U.S. Department of Labor; however, there are currently no audits in progress. The Company believes that the Plan is no longer subject to income tax examinations for tax years prior to 2018.

7.	Party-in-Interest Transactions

Certain Plan investments represent shares of mutual funds managed by Fidelity Management and Research Company (“FMR”). FMTC, an affiliate of FMR, is the Trustee of the Plan, and therefore, transactions with FMR qualify as party-in-interest transactions under the prohibited transaction rules of ERISA for which a prohibited transaction exemption exists.

Effective January 1, 2012, a revenue credit program (“RCP”) for the Plan was implemented by FMTC under which credits are provided for the payment of expenses. Certain recordkeeping, consulting, legal and audit fees incurred by the Plan may be included as administrative expenses in the Statement of Changes in Net Assets Available for Benefits because they are paid through the RCP. During the year ended December 31, 2021, the RCP credits used to pay expenses amounted to approximately $31,000. During the year ended December 31, 2021, fees for recordkeeping services provided by Fidelity Investments Institutional Operations Company, Inc., an affiliate of both FMR and FMTC, amounted to approximately $10,000, and were paid through the RCP, and any amounts owing in excess of the revenue credits were paid by the Participating Employers.

Plan participants may elect to invest in HEI common stock. Since HEI is the Plan sponsor, investments in HEI common stock are party-in-interest transactions under the prohibited transaction rules of ERISA for which a statutory exemption exists. During the year ended December 31, 2021, the Plan made purchases of approximately 113,000 shares of HEI common stock for a total purchase price of approximately $4.6 million and sales of approximately 199,000 shares of HEI common stock for total sales proceeds of approximately $8.1 million.

Hawaiian Electric Industries Retirement Savings Plan

EIN: 99-0208097, Plan: 003

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2021

		(c)
	(b)	Description of Investment Including	(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Value
*	Plan interest in the Master Trust		$776,511,922

*	Participant Loans	678 loans with interest rates from 4.25%	8,196,986
		to 9.25%, maturing 2022 through 2036
			$784,708,908

*	Party in interest

NOTE:

Participant loans are legally held by the Hawaiian Electric Industries Retirement Savings Plan and American Savings Bank 401(k) Plan Master Trust (“DFE”); however Form 5500 Instructions and the Department of Labor’s electronic filing system require that the participant loans be reported at the individual plan level. As such, the participant loans and attendant interest are reported in the individual plan's Form 5500 and not in the DFE’s Form 5500.

The accompanying notes are an integral part of these financial statements.